February 20, 2009

Kimberly A. Plante
Associate Counsel
The Ohio National Life Insurance Company
P.O. Box 237
Cincinnati, Ohio 45201

Re: Ohio National Variable Account A; Initial Registration Statement on Form N-4;
        File Nos. 333-156430/811-01978/ "ONcore Lite 2009 Filing"

        Ohio National Variable Account A; Initial Registration Statement on Form N-4;
        File Nos. 333-156432 /811-01978/"ONcore Ultra 2009 Filing"

        National Security Variable Account N; Initial Registration Statement on Form N-
        4; File Nos. 333-156428/ 811-10619/ "NScore Lite 2009 Filing"

        (Ohio National Variable Account A and National Security Variable Account N,
        each a "Registrant")

Dear Ms. Plante:

        The staff has reviewed the registration statements referred to above, which the
Commission received on December 23, 2008. Our comments are provided below. (The
page numbers refer to the page numbers on the courtesy copy of the Edgar submission
that you provided.)

1. **General Comment**
    ● Currently, the registration statement (Part C) contains an undertaking to file
      certain reports subject to the terms and conditions of Section 15 of the 1934
      Act. If the Registrant will seek to rely on new Rule 12h-7 under the 1934 Act,
      please include a statement in the prospectus to that effect and amend the
      undertaking in the Part C accordingly. **– Applicable to All Three
      Registration Statements**

PROSPECTUS

2. **Cover page ("NScore Lite 2009 Filing")**
   In the paragraph that begins, "[y]ou may direct the allocation of your purchase payments…," there is a reference to 18 funds. Only 17 funds are listed. Please revise the paragraph and the document, as appropriate.

3. **Cover page**
   - Please disclose the Contract Name (i.e., the class identifier) specified on Edgar on the cover page of the prospectus. **– Applicable to All Three Registration Statements**
   - Please disclose the portfolio names in the inside cover page (as opposed to after the table of contents). (Item 1(a)(viii) of Form N-4). **– Applicable to All Three Registration Statements**

4. **Table of Contents (p. 3 of "ONcore Ultra 2009 Filing")**
   - With respect to the heading, "Franklin Templeton Variable Insurance Products Trust (Class 4)," should "Shares" be inserted in the parenthetical after Class 4?

5. **Fee Table (pgs. 6-7 of "ONcore Lite 2009 Filing")**
   - Please consider deleting the shading in the table. **– Applicable to All Three Registration Statements**

6. **Investment Options (pgs 10- 12 of "ONcore Lite 2009 Filing")**
   - Typo on page 10. Under "Ohio National Fund, Inc.," "Bond Portfolio" should be placed on the next line.

7. **Charges for Optional Benefits (p. 16 of "ONcore Lite 2009 Filing")**
   - Typo in paragraph immediately following chart on top of p. 16. After "GMIB Plus with Five Year Reset (2008)" replace "of" with "or".

8. **Surrender and Withdrawal (p. 18 of "ONcore Lite 2009 Filing")**
   - In the first paragraph under this section, the "ONcore Lite 2009 Filing" has "(at least $500)" at the end of the first sentence. The other two filings have "(at least $300)". Please confirm that this is correct.

9. **Optional Death Benefit Riders (p. 26 of "ONcore Lite 2009 Filing")**
   - In the bullet point (2) at the top of the page there is a typo. There is a stray "o" after "anniversary". **– Applicable to All Three Registration Statements**

   - Just before the sentence, "[i]n those states where permitted,…" it looks like the following heading was dropped *"Guaranteed Enhancement Benefit Riders"*. **– Also applicable to NScore Lite 2009 Filing**

- In the Optional Rider Chart with respect to "GMDBR80 Plus," under the third bullet point, which begins "[a]djusted dollar-for-dollar on annual withdrawals…," consider adding at the end of the sentence "pro rata thereafter" (e.g., see "ARDBR" p 27, second bullet point). – **Applicable to All Three Registration Statements**

10. **Optional Death Benefit Riders Chart (p. 27 of "ONcore Ultra 2009 Filing")**
    - Please make sure that the current amount charge is presented on the same line as "(current)" to assist with clarity of the chart's presentation. This comment would also be applicable to any other chart that presents current versus maximum information (for example, the "Summary of Optional Living Benefits Rider" chart).

11. **Annuity Units and Variable Payments (p. 29 of "ONcore Lite 2009 Filing")**

    - Will the Mortality Table Reference be updated? – **Also applicable to NScore Lite 2009 Filing**

12. **Optional Guaranteed Principal Protection ("GPP") (p. 34 of "ONcore Ultra 2009 Filing")**
    - Typo in bullet point (b) at top of the page. At the end of the sentence add "and/or".

13. **Miscellaneous**
    - Part C, Item 32. – The representation required by Section 26(f)(2)(A) should be made by The Ohio National Life Insurance Company and not by Ohio National Separate Account A. Please revise accordingly.
    - Please file powers of attorney relating specifically to each Registration Statement.
    - The N-1A facing page for the NScore Lite 2009 Filing should be updated to reflect the change in the registrant's name from "National Security Life and Annuity Company Variable Account N" to "National Security Variable Account N".
    - Any exhibits, financial statements, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant is in possession of all facts relating to the Registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments have been addressed. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After our comments have been addressed, the Registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, please call the undersigned at (202) 551-6758. Additionally, copies of documents or letters filed on EDGAR may be transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michelle Roberts
Staff Attorney
Office of Insurance Product

4